EXHIBIT C

FOX ENTERTAINMENT GROUP
EARNINGS RELEASE FOR THE QUARTER AND YEAR ENDED JUNE 30, 2003

FOX REPORTS FOURTH QUARTER OPERATING

INCOME OF $430 MILLION, A $242 MILLION INCREASE,

ON REVENUE GROWTH OF 15%

FOURTH QUARTER OPERATING INCOME BEFORE

DEPRECIATION AND AMORTIZATION GROWS 59% TO $505 MILLION

RECORD FULL YEAR OPERATING INCOME OF $1.8

BILLION ON REVENUE GROWTH OF 13%. OPERATING

INCOME BEFORE DEPRECIATION AND AMORTIZATION

GROWS TO RECORD $2.1 BILLION

QUARTER HIGHLIGHTS

•	Television Broadcast Network operating income before depreciation and amortization improves $89 million as prime-time ratings growth drives advertising revenues.

•	Operating income before depreciation and amortization at Television Stations up 10% on higher advertising revenues from ratings growth across most dayparts.

•	Cable Network Programming operating income before depreciation and amortization more than doubles on strong ratings and advertising growth at Fox News Channel and Regional Sports.

•	Continued success of theatrical releases and robust home entertainment sales of film and television titles increase Filmed Entertainment operating income before depreciation and amortization by 14%.

FULL YEAR HIGHLIGHTS

•	Record operating income before depreciation and amortization from Filmed Entertainment, Cable Network Programming and Television Stations segments.

•	Completed strategic acquisition of television station WPWR-TV in Chicago, giving the Company duopolies in the top three television markets in the country.

•	Announced agreement to acquire 34% of Hughes Electronics, including its leading DTH provider DirecTV, for approximately $6.6 billion in cash and stock.

NEW YORK, NY, August 13, 2003 – The Fox Entertainment Group (NYSE: FOX) today reported fourth quarter consolidated revenues of $2.8 billion, a 15% increase over the $2.4 billion in prior year, and full year revenues of $11.0 billion, an increase of 13% over the $9.7 billion reported a year ago.

Operating income before depreciation and amortization(1) for the fourth quarter was $505 million, up 59% over the $318 million reported a year ago. For the full year, operating income before depreciation and amortization was a record $2.1 billion, an increase of $1.7 billion over the $413 million reported in fiscal 2002, which included the provision for the Company’s national sports contracts. The Company achieved this robust quarterly and full year growth on the strength of double-digit increases across all operating segments. Operating income, as a result of the factors discussed above, increased in the fourth quarter to $430 million compared to $188 million a year ago and for the full year increased to $1.8 billion, $1.9 billion higher than fiscal 2002.

Commenting on the results, Chairman and Chief Executive Officer Rupert Murdoch said:

“The dramatic growth we achieved during our fourth quarter was a fitting conclusion to a record-breaking year: record profits at our film, television stations and cable segments; record cash flow from operations; and record ratings and market share growth at our broadcast and cable properties. It was a year in which we made enormous progress, not only financially but strategically – particularly with our pending acquisition of a 34-percent interest in Hughes Electronics and its leading pay-TV platform, DirecTV.

“This past year was not without its challenges, including the costs associated with covering the war in Iraq. Our strong results in the face of such obstacles are clear testimony to both the fundamental strength of our Company and the resilience of our underlying businesses. At the same time, we took prompt steps to improve businesses we felt were not delivering on their full potential. We addressed head-on the ratings weakness at the FOX network during the first half of the year, and as a result FOX finished the broadcast season with two straight sweeps victories, vastly improved revenues and significantly higher earnings.

“Overall, we are extremely pleased with the performance of all our businesses during the past year, and we are determined to build on our success in fiscal 2004. Certainly the indications are promising: the exceptionally strong broadcast and cable upfronts; the growing popularity of our television and print products; and the continued health of the advertising market. All of these factors, as well as the momentum we have achieved across our key businesses, give us confidence that fiscal 2004 will be another year of operational excellence and healthy profitability.”

Consolidated Operating Income (Loss)

	3 Months Ended June 30,		12 Months Ended June 30,
	2003	2002	2003	2002
	US $ Millions		US $ Millions
Filmed Entertainment	$92	$ 77	$662	$485
Television Stations	245	189	921	598
Television Broadcast Network	29	(60)	(100)	(283)
Cable Network Programming	64	(18)	300	6
Provision for Sports Contracts	—	—	—	(909)

Consolidated operating income (loss)	$430	$188	$1,783	$(103)

Consolidated Operating Income (Loss) Before Depreciation and Amortization(1)
	3 Months Ended June 30,		12 Months Ended June 30,
	2003	2002	2003	2002
	US $ Millions		US $ Millions
Filmed Entertainment	$105	$ 92	$717	$544
Television Stations	260	237	983	798
Television Broadcast Network	34	(55)	(81)	(263)
Cable Network Programming	106	44	472	243
Provision for Sports Contracts	—	—	—	(909)

Consolidated operating income (loss) before depreciation and amortization	$505	$318	$2,091	$413

During the first quarter of fiscal 2003, the Company adopted Statement of Financial Accounting Standard (“SFAS”) 142, “Goodwill and Other Intangible Assets” which eliminates the requirement to amortize both goodwill and identifiable intangible assets that have indefinite useful lives. It does require that goodwill and identifiable intangibles with indefinite lives be tested for impairment annually. As a result of SFAS 142, amortization expense has been reduced significantly as the Company no longer amortizes goodwill and identifiable intangibles with indefinite lives. Amortization expense for the fourth quarter of fiscal 2003 was zero as compared with $57 million in the fourth quarter a year ago and full year amortization was $7 million compared with $229 million in fiscal 2002.

Equity earnings of affiliates for the fourth quarter improved $26 million versus the same period a year ago, principally due to higher contributions at the National Geographic Channel – Domestic resulting from an increase in the subscriber base. For the full year, equity earnings of affiliates was $143 million higher than fiscal 2002 principally due to the absence of losses at Fox Family Worldwide and increased subscriber revenues at the National Geographic Channel – Domestic. Also contributing to the improvement was lower amortization expense due to the adoption of SFAS 142.

Fourth quarter net income increased to $258 million ($0.29 per share) as compared to net income of $40 million ($0.05 per share) in the prior year. Full year net income grew to $1.031 billion ($1.17 per share) compared with $581 million ($0.69 per share) a year ago. Fourth quarter and full year increases were primarily due to higher consolidated operating income before depreciation and amortization and improved equity in affiliates results as well as the impact of the adoption of SFAS 142 during fiscal 2002. Weighted average shares outstanding increased during the year reflecting the issuance of 50 million shares in a public offering during November 2002.

FILMED ENTERTAINMENT

The Filmed Entertainment segment reported fourth quarter operating income before depreciation and amortization of $105 million versus $92 million in the same period a year ago. The 14% increase reflects the record-breaking worldwide theatrical release of X2: X-Men United and the continued worldwide home entertainment and pay-TV success of Ice Age and catalog titles. Additionally, several domestic home entertainment releases, including Drumline and Transporter, contributed to the quarter’s growth. These contributions were partially offset by the marketing costs for several successful spring and summer theatrical releases, including Phone Booth, 28 Days Later, and League of Extraordinary Gentlemen. The fourth quarter a year ago included the worldwide theatrical performance of Ice Age and the domestic home entertainment release of Behind Enemy Lines. Operating income in the quarter increased to $92 million versus $77 million in the fourth quarter a year ago reflecting the factors described above.

For the year, Filmed Entertainment reported record operating income before depreciation and amortization of $717 million, which was $173 million higher than a year ago. The 32% increase was primarily driven by the worldwide home entertainment performances of Ice Age, Shallow Hal and Behind Enemy Lines combined with a string of successful theatrical releases during the year, including X2: X-Men United, Daredevil, One Hour Photo, Brown Sugar, Drumline, Just Married and Phone Booth. Operating income for the full year of $662 million increased $177 million compared with $485 million in fiscal 2002 reflecting the factors described above.

Twentieth Century Fox Television (TCFTV) also contributed to the Filmed Entertainment fourth quarter and full year earnings increases, primarily reflecting higher syndication profits from King of the Hill, The Simpsons and X-Files as well as continued momentum in home entertainment sales, most notably from The Simpsons, Buffy the Vampire Slayer, 24 and Dark Angel. For the upcoming broadcast season TCFTV will once again be a leading supplier of prime-time series with 24 shows scheduled across five broadcast networks, including twelve new series.

TELEVISION STATIONS

Fox Television Stations (FTS) fourth quarter operating income before depreciation and amortization grew 10% over the fourth quarter a year ago reflecting ratings strength at the FOX network-affiliated stations in conjunction with stable operating cost trends.

Ratings growth was across most dayparts, including continued momentum in primetime from the ratings improvement at the FOX network. For the full year, strong advertising market growth in conjunction with a 1.4 percentage point increase in market share drove FTS revenue up 13% and operating income before depreciation and amortization up 23% versus fiscal 2002. Current year earnings growth was also fueled by margin expansion primarily from cost reductions achieved through FTS’ integration of its duopoly stations. Operating income in the fourth quarter increased to $245 million versus $189 million in the fourth quarter a year ago and full year operating income increased to $921 million compared to $598 million in fiscal 2002 reflecting the factors described above as well as the reduction in amortization expense as a result of the Company’s adoption of SFAS 142.

TELEVISION BROADCAST NETWORK

At the FOX Broadcasting Company (FBC), fourth quarter operating income before depreciation and amortization improved by $89 million compared to a year ago, largely the result of 25% ratings growth in primetime compared with the same period a year ago. The substantial ratings improvement was fueled by the success of American Idol as well as 24, The Simpsons, That 70’s Show and Bernie Mac and resulted in FBC’s second consecutive sweeps victory among Adults 18-49. On a full year basis, operating income before depreciation and amortization improved by $182 million over fiscal 2002 as the network posted a 16% increase in primetime ratings combined with higher pricing. Operating income in the fourth quarter increased to $29 million compared with an operating loss of $60 million in the fourth quarter a year ago and full year operating loss of $100 million improved $183 million versus an operating loss of $283 million in fiscal 2002 reflecting the factors described above.

CABLE NETWORK PROGRAMMING

Cable Network Programming, comprising the Fox News Channel, Fox Cable Networks (including the Regional Sports Networks (RSNs), the FX Channel (FX) and SPEED Channel), the Los Angeles Dodgers and other cable-related businesses, reported fourth quarter operating income before depreciation and amortization of $106 million, an improvement of $62 million over last year’s results, and record full year operating income before depreciation and amortization of $472 million, nearly double fiscal 2002. This success reflects strong revenue growth across all of the Company’s primary cable television channels, slightly offset by the impact of war coverage at Fox News and higher programming and marketing costs at FX. Year-ago results included a $30 million charge related to the bankruptcy of Adelphia Communications. Operating income in the fourth quarter increased to $64 million compared with an operating loss of $18 million in the fourth quarter a year ago and full year operating income increased to $300 million versus $6 million in fiscal 2002 reflecting the factors described above as well as the reduction in amortization expense as a result of the Company’s adoption of SFAS 142.

The Fox News Channel (FNC) reported robust operating income growth in the fourth quarter and full year as strong revenue growth, primarily from increased ad sales, more than offset pre-emptions and higher costs associated with continuing war coverage.

Viewership in the fourth quarter increased 92% in primetime and 108% on a 24-hour basis, while for the year primetime was up 47% and total day increased 53% compared to a year ago. Over the past year FNC achieved the highest ratings growth among all cable news channels, increasing its lead over the competition by a greater than two to one margin and solidifying its #1 position in cable news.

Fox Cable Networks’ operating profit increased dramatically for the quarter and full year, primarily driven by higher revenues at both the RSNs and FX. The revenue growth at the RSNs was largely due to an increase in DTH subscribers and affiliate rates and higher advertising sales versus a year ago. The growth at FX was the result of increases in both advertising and affiliate revenues fueled by higher advertising pricing and increased subscribers over the past year. During the quarter FX’s revenue growth was offset by higher marketing costs for original programming, including several new series, most notably Nip/Tuck, which premiered to the highest ratings for any new basic cable series this season, and the FX original movie 44 Minutes, which premiered to the highest ratings in the network’s history.

OTHER MATTERS

On April 9, the Company announced a definitive agreement to acquire 34% of Hughes Electronics from News Corporation in exchange for $4.5 billion in promissory notes and approximately 74.2 million shares. News Corporation’s acquisition of the shares of Hughes Electronics is subject to a number of conditions, including approval by General Motors shareholders, a favorable ruling from the Internal Revenue Service and regulatory clearance. This transaction will increase News Corporation’s ownership interest in the Company from 80.6% to approximately 82%.

(1)	Based upon recent SEC guidance, Fox Entertainment Group (FEG) will no longer use the acronym previously referred to as “EBITDA” or “earnings before interest, taxes, depreciation and amortization” and instead will now use the phrase “operating income before depreciation and amortization”. This is a change in name only and FEG has not changed the way it calculates current or prior results for this measure. Operating income before depreciation and amortization is defined as operating income (loss) plus depreciation and amortization and amortization of cable distribution investments. Depreciation and amortization expense includes the amortization of acquired intangible assets. Amortization of cable distribution investments represents a reduction against revenues over the term of a carriage arrangement and as such it is excluded from operating income before depreciation and amortization. FEG reconciles this non-GAAP measure to operating income in our supplemental data beginning on page 10 of this release.

To receive a copy of this press release through the Internet, access Fox’s corporate Web site located at http://www.fox.com

Audio from Fox’s conference call with analysts on the fourth quarter and full year results can be heard live on the Internet at 8:30 a.m. Eastern Daylight Time today. To listen to the call, visit http://www.fox.com

Cautionary Statement Concerning Forward-Looking Statements

This document contains certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management’s views and assumptions regarding future events and business performance as of the time the statements are made. Actual results may differ materially from these expectations due to changes in global economic, business, competitive market and regulatory factors. More detailed information about these and other factors that could affect future results is contained in our filings with the Securities and Exchange Commission. The “forward-looking statements” included in this document are made only as of the date of this document and we do not have any obligation to publicly update any “forward-looking statements” to reflect subsequent events or circumstances, except as required by law.

CONTACTS: Reed Nolte, Investor Relations	Andrew Butcher, Press Inquiries
212-852-7092	212-852-7070

CONSOLIDATED STATEMENTS OF OPERATIONS

(in millions, except for per share amounts)

	3 Months Ended June 30,		12 Months Ended June 30,
	2003	2002	2003	2002
Revenues	$2,801	$2,431	$11,002	$9,725
Expenses
Operating	1,929	1,773	7,693	7,226
Selling, general and administrative	398	372	1,343	1,293
Depreciation and amortization	44	98	183	400
Other operating charge	—	—	—	909

Operating income (loss)	430	188	1,783	(103)

Other income (expense):
Interest expense, net	(16)	(49)	(136)	(241)
Equity earnings (losses) of affiliates	17	(9)	(1)	(144)
Minority interest in subsidiaries	(8)	(8)	(29)	(37)
Other, net	—	(45)	—	1,540

Income before provision for income taxes and cumulative effect of accounting change	423	77	1,617	1,015
Provision for income tax expense on stand-alone basis	(165)	(37)	(586)	(408)

Income before cumulative effect of accounting change, net of tax	258	40	1,031	607
Cumulative effect of accounting change, net	—	—	—	(26)

Net income	$258	$40	$1,031	$581

Basic and diluted earnings per share before cumulative effect of accounting change	$0.29	$0.05	$1.17	$0.72
Basic and diluted cumulative effect of accounting change, net of tax, per share	—	—	—	(0.03)

Basic and diluted earnings per share	$0.29	$0.05	$1.17	$0.69

Basic and diluted weighted average number of common equivalent shares outstanding	900	850	881	838

SEGMENT INFORMATION

(in millions)

	3 Months Ended June 30,		12 Months Ended June 30,
	2003	2002	2003	2002
Revenues
Filmed Entertainment	$1,106	$927	$4,498	$4,048
Television Stations	545	518	2,115	1,875
Television Broadcast Network	513	453	2,244	2,048
Cable Network Programming	637	533	2,145	1,754

Total Revenues(1)	$2,801	$2,431	$11,002	$9,725

Operating Income (Loss) Before Depreciation and Amortization
Filmed Entertainment	$105	$92	$717	$544
Television Stations	260	237	983	798
Television Broadcast Network	34	(55)	(81)	(263)
Cable Network Programming	106	44	472	243
Provision for Sports Contracts	—	—	—	(909)

Total Operating Income (Loss) Before Depreciation and Amortization	$505	$318	$2,091	$413

Operating Income (Loss)
Filmed Entertainment	$92	$77	$662	$485
Television Stations	245	189	921	598
Television Broadcast Network	29	(60)	(100)	(283)
Cable Network Programming	64	(18)	300	6
Provision for Sports Contracts	—	—	—	(909)

Total Operating Income (Loss)	$430	$188	$1,783	$(103)

(1)	In January 2002, the Company adopted EITF No. 01-09 “Accounting for the Consideration Given by a Vendor to a Customer or a Reseller of the Vendors’ Products” and as a result has reclassified the amortization of cable distribution investments against revenue as detailed in the following table:
	3 Months Ended June 30,		12 Months Ended June 30,
	2003	2002	2003	2002
	$ Millions		$Millions
Gross revenues	$2,832	$2,463	$11,127	$9,841
Amortization of cable distribution investments	(31)	(32)	(125)	(116)

Revenues	$2,801	$2,431	$11,002	$9,725

SUPPLEMENTAL FINANCIAL DATA

Operating income before depreciation and amortization, defined as operating income (loss) plus depreciation and amortization and the amortization of cable distribution investments, eliminates the variable effect across all business segments of non-cash depreciation and amortization. Since, operating income before depreciation and amortization is a non-GAAP measure it should be considered in addition to, not as a substitute for, operating income, net income, cash flow and other measures of financial performance reported in accordance with GAAP. Operating income before depreciation and amortization does not reflect cash available to fund requirements, and the items excluded from operating income before depreciation and amortization, such as depreciation and amortization, are significant components in assessing the Company’s financial performance. Management believes that operating income before depreciation and amortization is an appropriate measure for evaluating the operating performance of the consolidated Company and its business segments. Operating income before depreciation and amortization, which is the information reported to and used by the Company’s chief decision maker for the purpose of making decisions about the allocation of resources to segments and assessing their performance, provides management, investors and equity analysts a measure to analyze operating performance and enterprise value against historical and competitors’ data.

The following table reconciles operating income before depreciation and amortization to the presentation of operating income.

	3 Months Ended June 30,		12 Months Ended June 30,
	2003	2002	2003	2002
	$ Millions		$ Millions
Operating income (loss)	$430	$188	$1,783	$(103)
Depreciation and amortization	44	98	183	400
Amortization of cable distribution investments	31	32	125	116

Operating income (loss) before depreciation and amortization	$505	$318	$2,091	$413

	For the Three Months Ended June 30, 2003 ($ Millions)
	Operating Income (loss)	Depreciation and Amortization	Amortization of cable distribution investments	Operating income (loss) before depreciation and amortization
Filmed Entertainment	$92	$13	$—	$105
Television Stations	245	15	—	260
Television Broadcast Network	29	5	—	34
Cable Network Programming	64	11	31	106

Consolidated Total	$430	$44	$31	$505

SUPPLEMENTAL FINANCIAL DATA (continued)

	For the Three Months Ended June 30, 2002 ($ Millions)
	Operating Income (loss)	Depreciation and Amortization	Amortization of cable distribution investments	Operating income (loss) before depreciation and amortization
Filmed Entertainment	$77	$15	$—	$92
Television Stations	189	48	—	237
Television Broadcast Network	(60)	5	—	(55)
Cable Network Programming	(18)	30	32	44

Consolidated Total	$188	$98	$32	$318

	For the Twelve Months Ended June 30, 2003 ($ Millions)
	Operating Income (loss)	Depreciation and Amortization	Amortization of cable distribution investments	Operating income (loss) before depreciation and amortization
Filmed Entertainment	$662	$55	$—	$717
Television Stations	921	62	—	983
Television Broadcast Network	(100)	19	—	(81)
Cable Network Programming	300	47	125	472

Consolidated Total	$1,783	$183	$125	$2,091

	For the Twelve Months Ended June 30, 2002 ($ Millions)
	Operating Income (loss)	Depreciation and Amortization	Amortization of cable distribution investments	Operating income (loss) before depreciation and amortization
Filmed Entertainment	$485	$59	$—	$544
Television Stations	598	200	—	798
Television Broadcast Network	(283)	20	—	(263)
Cable Network Programming	6	121	116	243
Provision for Sports Contracts	(909)	—	—	(909)

Consolidated Total	$(103)	$400	$116	$413